UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )
Under the Securities Exchange Act of 1934
BRIGHTPOINT, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
109473405

(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
22 Grenville Street
St. Helier, Jersey JE4 8PX
Channel Islands
United Kingdom
+44-1534-605101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 31, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Nordic Capital VI Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Jersey, Channel Islands, United Kingdom

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		30,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*As reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on June 20, 2007.

CUSIP No.	109473405	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Dangaard Holding A/S

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Denmark

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		30,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	30,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	37%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*As reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed on June 20, 2007.

Item 1. Security and Issuer
     The security to which this statement on Schedule 13D (this “Schedule 13D”) relates is common stock, par value $0.01 per share, of Brightpoint, Inc. (“Brightpoint Common Stock”).
     Brightpoint, Inc. (“Brightpoint”) is an Indiana corporation with its principal executive offices located at 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168.
Item 2. Identity and Background.
     (a), (b) and (c)
     This Schedule 13D is being filed jointly on behalf of the following persons: (1) Nordic Capital VI Limited, a Jersey company, and (2) Dangaard Holding A/S, a Danish company (collectively, the “Reporting Persons”).
     Nordic Capital VI Limited is principally engaged in the business of investment in securities. The principal address of Nordic Capital VI Limited is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands, United Kingdom. The directors of Nordic Capital VI Limited are Andrew Bennett, Lynda Elliott, Keith Makensie, David Rigby, Sarah Rayson, and Clive Spears, all of whom are British citizens. The present principal occupations of each is a director of Nordic Capital VI Limited, and their business address is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands, United Kingdom.
     Dangaard Holding A/S, a Danish company (“Dangaard Holding”), is a holding company. The principal address of Dangaard Holding is c/o Nordic Capital, Sankt Annæ Plads 11, DK-1250 Copenhagen K, Denmark. The directors of Dangaard Holding are Christian Peter Dyvig, Kim Gulstad and Michael Haaning, all of whom are Danish citizens. Mr. Dyvig is a partner, and Messrs. Gulstad and Haaning are investment managers, of NC Advisory A/S, a private investment firm, whose address is Sankt Annæ Plads 11, DK-1250 Copenhagen K, Denmark. The executive officers of Dangaard Holding are Steen Folmer Pedersen, Michael Køehn Milland, and Hans Peter Alnor, all of whom are Danish citizens. The business address of each of the executive officers is c/o Nordic Capital at the address indicated above.
     (d) and (e)
     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons acquired an aggregate of 30,000,000 shares of Brightpoint Common Stock on July 31, 2007 pursuant to the Stock Purchase Agreement, dated as of February 19, 2007 (the “Stock Purchase Agreement”), as amended, by and among Dangaard Holding, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding (“Dangaard Telecom”), Brightpoint, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company). Pursuant to the Stock Purchase Agreement, Brightpoint purchased all of the issued and outstanding shares of capital stock of Dangaard Telecom (the “Transaction”) for the purchase price of $100,000 in cash and 30,000,000 shares of Brightpoint Common Stock.
     The description of the Stock Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated herein by reference.
Item 4. Purpose of Transaction.
     The information set forth in Item 6 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.
     The Reporting Persons acquired an aggregate of 30,000,000 shares of Brightpoint Common Stock as consideration for the shares of common stock of Dangaard Telecom that they owned prior to the Transaction. All of the shares of Brightpoint Common Stock held by the Reporting Persons were acquired primarily for investment purposes.
     Pursuant to a Registration Rights Agreement (described in Item 6 below), Brightpoint agreed to file a registration statement as promptly as practicable following the closing of the Transaction relating to the offer and resale of up to 8,000,000 of the shares of Brightpoint Common Stock held by Dangaard Holding. The Registration Rights Agreement also granted Dangaard Holding the right to require Brightpoint, under certain circumstances, to register for resale under the federal securities laws shares of Brightpoint Common Stock owned by Dangaard Holding on three occasions commencing on July 31, 2008. The description of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement, which is included as an Exhibit hereto and incorporated by reference herein.
     Each of the Reporting Persons intends to monitor its investment in Brightpoint on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of its interests. Each of the Reporting Persons may from time to time, and subject to the limitations of the Shareholder Agreement described in Item 6 below, acquire additional Brightpoint Common Stock, dispose of some or all of the shares of Brightpoint Common Stock then beneficially owned by it, enter into derivative transactions with respect to the shares of Brightpoint Common Stock owned by it, discuss Brightpoint’s business, operations, or other affairs with Brightpoint’s management, board of directors, stockholders or others, or take such other similar actions as such Reporting Person may deem appropriate.

     Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.
Item 5. Interest in Securities of the Issuer.
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     Dangaard Holding directly holds the 30,000,000 shares of Brightpoint Common Stock, which constitutes approximately 37% of the total outstanding shares of Brightpoint Common Stock. Nordic Capital VI Limited exercises investment discretion and control over the shares directly held by Dangaard Holding in its capacity as sole general partner of certain limited partnerships that hold 80 percent of the outstanding shares of Dangaard Holding. These limited partnerships are Nordic Capital VI Alpha, L.P., which owns 37 percent of the outstanding shares of Dangaard Holding, and Nordic Capital VI Beta, which owns 43 percent of the outstanding shares of Dangaard Holding. Nordic Capital VI Limited is managed by a six-person board named in Item 2 above and all board action relating to the voting or disposition of the shares of Dangaard Holding requires approval of the board.
     (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Brightpoint Common Stock.
     (d) Other than the Reporting Persons and the minority shareholders of Dangaard Holding, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the shares of Brightpoint Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.
     In connection with the Stock Purchase Agreement, Brightpoint and Dangaard Holding entered into a Shareholder Agreement, dated as of July 31, 2007, which provides that Brightpoint will take all action to cause its Board of Directors (the “Brightpoint Board”) to be comprised of nine Directors, which will include up to three Directors proposed by Dangaard Holding for review and approval by the Corporate Governance and Nominating Committee of the Board as nominees to the Brightpoint Board. Thereafter, the number of directors that Dangaard Holding will have the right to propose to the Corporate Governance and Nominating Committee of the

Brightpoint Board for future election to the Brightpoint Board (between none and three) will depend upon the level of Dangaard Holding’s ownership percentage in Brightpoint’s Common Stock as stated in the Shareholder Agreement.
     Dangaard Holding agreed in the Shareholder Agreement to certain standstill provisions from July 31, 2007 until the earlier of (i) the date on which Dangaard Holding owns less than 7.5% of the then outstanding shares of Brightpoint Common Stock, or (ii) the date on which Dangaard Holding owns less than 10% of the then outstanding shares of Brightpoint Common Stock and Dangaard Holding notifies Brightpoint that its rights to appoint directors to the Brightpoint Board are irrevocably terminated (the “Standstill Period”). During the Standstill Period, Dangaard Holding agreed, subject to certain exceptions, not to acquire any assets or securities of Brightpoint, including any options, warrants or other rights of Brightpoint, as well as to other customary standstill provisions. Dangaard Holding also agreed during the Standstill Period to vote in each stockholder vote in the manner recommended by the Brightpoint Board, except in connection with a proposal seeking the approval of Brightpoint’s shareholders to authorize a merger, sale of all or substantially all of Brightpoint’s capital stock or assets or other similar business combination, authorize the creation or issuance of securities as consideration in a merger or acquisition of any person or business, or approve any matters related to the foregoing. Dangaard Holding granted an irrevocable proxy to the Chairman and Chief Executive Officer of Brightpoint to effectuate the foregoing voting obligations during the Standstill Period.
     Dangaard Holding also agreed in the Shareholder Agreement not to transfer shares of Brightpoint Common Stock to any person prior to July 31, 2008, other than 8,000,000 shares of Brightpoint Common Stock that may be sold pursuant to the Registration Rights Agreement described below and with certain other exceptions. On or after July 31, 2008 and until July 31, 2010, Dangaard Holding agreed not to transfer a number of shares of Brightpoint Common Stock during any 90-day period in excess of the number of shares which it would otherwise be permitted to transfer under Rule 144 of the Securities Act of 1933, as amended, without regard to Rule 144(k), other than pursuant to the Registration Rights Agreement and certain other exceptions.
     Also in connection with the Stock Purchase Agreement, Brightpoint and Dangaard Holding entered into a Registration Rights Agreement, dated as of July 31, 2007. The Registration Rights Agreement requires Brightpoint to file a registration statement as promptly as practicable following the closing of the Transaction relating to the offer and resale of up to 8,000,000 of the shares of Brightpoint Common Stock held by Dangaard Holding. The Registration Rights Agreement also granted Dangaard Holding the right to require Brightpoint, under certain circumstances, to register for resale under the federal securities laws shares of Brightpoint Common Stock owned by Dangaard Holding on three occasions commencing on July 31, 2008 and certain “tag-along” registration rights with respect to these shares.
     Also in connection with the Stock Purchase Agreement, Brightpoint, Dangaard Holding and American Stock Transfer & Trust Company, as escrow agent, entered into an Escrow Agreement, dated as of July 31, 2007. The Escrow Agreement required that 3,000,000 shares of Brightpoint Common Stock be deposited into escrow for a period of up to three years to secure Dangaard Holding’s indemnity obligations to Brightpoint under the Stock Purchase Agreement.

The Escrow Agreement provides that, of the escrowed shares, 1,000,000 shares will be held in escrow for one year, 1,000,000 shares will be held in escrow for two years and 1,000,000 shares will be held in escrow for three years, in each case subject to earlier disbursement (in accordance with the terms of the Escrow Agreement) to Brightpoint in satisfaction of any indemnification obligations arising under the terms of the Stock Purchase Agreement.
     The descriptions of the Shareholder Agreement, Registration Rights Agreement and Escrow Agreement in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are included as Exhibits hereto and incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of August 10, 2007, by and among the Reporting Persons.*

2.	Stock Purchase Agreement, dated as of February 19, 2007 (the “Stock Purchase Agreement”), by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).

3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 10, 2007
NORDIC CAPITAL VI LIMITED

By:	/s/ Andrew Bennett
	Name:	Andrew Bennett
	Title:	Director

DANGAARD HOLDING A/S

By:	/s/ Christian Dyvig
	Name:	Christian Dyvig
	Title:	Director